SEC

17009454

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

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SEC Mail Processing Section
MAR 01 2017
Washington DC
406

SEC FILE NUMBER
8-27350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Analysis Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Wacker Drive, Suite 3900
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph G. Chopp (312) 258-7102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph G. Chopp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Analysis Securities Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANGELA E SOLIZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/30/19

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

First Analysis Securities Corporation

December 31, 2016

This report is deemed public in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Analysis Securities Corporation

We have audited the accompanying statement of financial condition of First Analysis Securities Corporation (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Analysis Securities Corporation as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 27, 2017

First Analysis Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

CASH AND CASH EQUIVALENTS	$ 9,292,376
ACCOUNTS RECEIVABLE	766,001
RECEIVABLES FROM CLEARING BROKER	561,869
INVESTMENT SECURITIES	19,063
DEFERRED TAX ASSET, NET	-
TOTAL ASSETS	$ 10,639,309

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 2,442,993
Payable to affiliate	446,397
Deferred revenue	180,479
Total liabilities	3,069,869
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Paid-in capital	14,932,489
Accumulated deficit	(7,364,049)
Total stockholder's equity	7,569,440
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 10,639,309

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION

First Analysis Securities Corporation (the Corporation) is a wholly owned subsidiary of First Analysis Corporation (the Parent). The Corporation is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Corporation acts as an introducing broker in executing customer transactions and is an investment banker engaging in underwritings and private placements.

The Corporation operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC, and as such, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) states that the Corporation clear all transactions on behalf of its customers on a fully disclosed basis with a clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related book and records that are customarily kept by a clearing broker. Industrial and Commercial Bank of China Financial Services, LLC serves as the clearing broker for the Corporation.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies

The Corporation follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Investment Securities

Investment securities are carried at fair value as determined by the Corporation. A security listed on a recognized securities exchange or traded over the counter is valued at its last sales price or, if no sale occurred on such date, at the bid price. At December 31, 2016, investment securities consisted of shares of the RA Medical Systems, Inc., and warrants of: Streamline Health Solutions, Inc., Apixio, Inc., and Station X. The cost basis of these securities totaled $527,509.

Fair Value Measurements

The Corporation defines fair value as the amount to be received to sell an asset in an orderly transaction with market participants at the reporting date. The fair value is determined by the Corporation as follows:

- Money market funds are valued based on the published net asset value per share on the day of valuation.
- A security that is listed on a recognized securities exchange or traded pursuant to the National Association of Securities Dealers Automatic Quotation system will be valued at its most recent sale price or, if no sale occurred on such date, at the most recent bid price.
- A security that is otherwise traded over the counter will be valued at the most recent bid price discounted to reflect any restrictions on transfer.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

- All other investments will be valued by the Corporation in the absence of readily ascertainable market values. In determining the valuation of such securities, the Corporation considers the internal and external variables, including the current holding period of the investment, transactional events, market events, economic conditions and the industry environment.

The Corporation classifies its investments under a fair value hierarchy as follows: Level 1, which refers to securities traded in an active market; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities that have a contractual restriction; and Level 3, which refers to securities not traded in an active market and for which no significant observable market inputs are available. At December 31, 2016, the Corporation's assets were classified as follows, based on fair values:

	Level 1	Level 2	Level 3	Total
Money market funds (1)	$9,119,819	$ -	$ -	$9,119,819
Domestic equity securities	-	9,000	10,063	19,063

(1) Included in cash and cash equivalents on the accompanying statement of financial condition.

The Corporation assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Corporation's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Income Taxes

Income taxes are provided at the statutory rate based on income reported in the financial statements.

The Corporation is a member of a controlled group for income tax purposes and files as part of a consolidated federal income tax return with the Parent. The Corporation reports income taxes based on the separate company methodology.

The Corporation's provision for income taxes is calculated using the asset and liability method. The measurement of deferred tax assets and liabilities is based on enacted tax rates that will be in effect when the deferred items are expected to be realized. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. As of December 31, 2016, the open tax years are 2013 through 2016. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Corporation did not have any material amounts accrued for interest and penalties at December 31, 2016. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations. There were no material uncertain tax positions at December 31, 2016.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks, money market funds, and money market accounts.

The Corporation is exposed to concentrations of credit risk. The Corporation maintains cash and cash equivalents at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At times, the Corporation may maintain balances in excess of FDIC limits. In addition, the Corporation holds money market funds and money market accounts with a financial institution where the Corporation is exposed to credit risks associated with the performance of the counterparty. The Corporation monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

NOTE C – RECEIVABLE FROM AND DEPOSIT WITH CLEARING BROKER

The Corporation clears customer transactions on a fully disclosed basis through the Corporation's clearing broker.

Amounts receivable from and on deposit with the clearing broker at December 31, 2016, consist of the following:

Cash	$ 311,837
Deposit	250,000
Interest receivable	32
	$ 561,869

The deposit is required to be maintained in accordance with the Corporation's agreement with the clearing broker.

NOTE D - RELATED-PARTY TRANSACTIONS

The Parent performs certain administrative functions, including payment of common expenses, and other indirect expenses of the Corporation. Pursuant to a written agreement between the Parent and Corporation, the Corporation reimburses the Parent for its allocated portion of these services. At December 31, 2016, the Corporation had a payable to the Parent in the amount of $446,397.

NOTE D - RELATED-PARTY TRANSACTIONS - CONTINUED

The Corporation pays the Parent for rent on a pro rata basis of the Parent's total rent payments. As the underlying lease has a rent holiday and escalation clauses, the Corporation records rent expense on a straight-line basis. The difference between the rent expense recorded and the actual payments to the Parent is recorded as a liability. At December 31, 2016, the accrued rent liability of $283,187 is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

The Parent has a stock option plan. Stock options have been granted with an exercise price greater than the fair market value of the Company stock on the date of grant and have a 15-year contractual term. The stock options vest one-third after years five, seven and nine. Various employees of the Corporation have stock options under such plan.

The fair market value of stock options is estimated using the Black-Scholes-Merton valuation model and the Corporation uses the following method to determine its underlying assumptions: expected volatilities are based on the historical volatilities of the monthly calculated price of the S&P 500 index; the expected term represents assumptions regarding a potential liquidity event; the risk-free interest rate is based on the U.S. Treasury bonds issued with similar life terms to the expected term; the forfeiture rate is based on historical experience; and the Parent has not historically issued any dividends and does not expect to in the future.

The vested balance of these awards is $1,021,722, as of December 31, 2016, and is included within accounts payable and accrued expenses on the accompanying statement of financial condition.

NOTE E – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Customers' transactions are introduced to and cleared through Industrial and Commercial Bank of China Financial Services, LLC, the Corporation's clearing broker. Under the terms of its clearing agreement, the Corporation guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines.

Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Corporation is exposed to off-balance-sheet counterparty risk resulting from principal transactions in securities. Such risk arises in the event that counterparties fail to satisfy their obligations and the related collateral is insufficient. The Corporation monitors such risk on a daily basis.

The receivable from and deposit with the clearing broker, and cash equivalents held by the clearing broker, resulting from the Corporation's trading and brokerage activities, represent a concentration of credit risk. The Corporation does not anticipate nonperformance by its customers or clearing broker. It is the Corporation's policy to review, as necessary, the credit standing of each counterparty.

NOTE F - NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule). Under the Rule, the Corporation is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day but, at December 31, 2016, the Corporation had net capital and net capital requirements of $6,350,608 and $204,658, respectively. The Rule may effectively restrict the payment of cash dividends. The ratio of aggregate indebtedness to total net capital was 0.48 to 1 at December 31, 2016.

NOTE G - INDEMNIFICATIONS

In the normal course of business, the Corporation is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Corporation also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Corporation's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Corporation that have not yet occurred. The Corporation expects the risk of loss to be remote.

NOTE H - INCOME TAXES

Deferred income taxes relate primarily to the difference between the tax basis and carrying value of accrued expenses and investments.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized.

A valuation allowance has been recorded as of December 31, 2016, as follows:

Total deferred income tax asset	$3,299,626
Less: valuation allowance	(3,299,626)
Net deferred income tax asset	$ -

NOTE I - SUBSEQUENT EVENTS

The Corporation's management has determined that no other material events or transactions occurred subsequent to December 31, 2016 and through February 27, 2017, the date the Corporation's financial statements were issued that would require adjustments and/or additional disclosures in the Corporation's financial statements.